Exhibit 99

Financial Review

Results of Operations

Net Sales

Sales for 2000 were a record $15.5 billion, an increase of $1,275 million, or
8.9 percent, from 1999. The strong sales growth was driven by robust demand for network power and connectivity products and services, the continued success of other major growth initiatives, and the contribution of acquisitions. This growth was achieved despite divestitures, and the impact of a stronger U.S. dollar that reduced reported sales by more than 2 percent. Underlying sales grew over 7 percent excluding acquisitions, divestitures and currency exchange. Excluding the impact of divestitures, all businesses reported sales increases. U.S. sales increased approximately $1,094 million, or 13 percent, while international sales increased approximately $181 million, or 3 percent. Underlying sales growth was led by robust demand in the Electronics and Telecommunications business worldwide, while the Heating, Ventilating and Air Conditioning (HVAC) business achieved a very strong performance internationally. New product sales, from products introduced in the past five years, increased approximately $614 million, to a record $5.6 billion, representing 36 percent of sales, a 10 point increase in the past five years. The Company continued to reposition into faster-growth markets, divesting three slower-growth operations with combined sales of approximately $600 million, and acquiring three strategic businesses. Acquisitions completed throughout 2000 had annualized sales of over $1 billion.

In 1999, sales were $14.3 billion, up $822 million, or 6.1 percent, from 1998. The solid sales increase reflected modest underlying sales growth and the contribution of acquisitions. Excluding the impact of divestitures, all businesses reported sales increases. U.S. sales increased approximately $455 million, or 6 percent, while international sales increased approximately $368 million, or 7 percent. Underlying sales growth was led by strong growth in both the HVAC business and the Electronics and Telecommunications business. New product sales, from products introduced in the past five years, increased approximately $570 million, or 13 percent, to $5.0 billion, representing 35 percent of sales.

International Sales

International sales, including U.S. exports, increased over 3 percent to a record $5.9 billion in 2000, representing 38 percent of the Company's total sales. U.S. exports increased 9 percent to $1.0 billion. Sales by non-U.S. subsidiaries were $5.0 billion in 2000, up 3 percent from 1999. International subsidiary sales increased 8 percent excluding acquisitions, divestitures and the unfavorable impact of currency translation of approximately $320 million. Strong growth in Canada, Asia and Latin America and moderate growth in Europe was dampened by the impact of currency exchange.

In 1999, international sales increased approximately 7 percent to $5.7 billion, representing 40 percent of the Company's total sales. Underlying growth in Europe, Asia and other regions more than offset the impact of weakness in Latin America. Sales by non-U.S. subsidiaries were $4.8 billion in 1999, up 9 percent from 1998. U.S. exports decreased 1 percent to $960 million, primarily reflecting weakness in Latin America and Japan. International subsidiary sales increased approximately 2 percent excluding acquisitions and divestitures.




Business Segment Sales -- 2000 vs. 1999

The Process Control business achieved a 5 percent sales increase to $3.0 billion in 2000. This increase was driven by the Daniel Industries, Inc. acquisition and customers embracing PlantWeb technology, partially offset by difficult market conditions, particularly in Asia and Europe, and the impact of currency exchange. Underlying sales for the year decreased slightly but turned positive in the fourth quarter, the first organic sales improvement since the process markets began to cycle down in 1998. Project quotation activity has improved for several months, which provides confidence that the recent market improvement can continue. Sales of the Industrial Automation business were $3.5 billion in 2000, down 6 percent. Excluding the impact of the F.G. Wilson and Krautkramer divestitures, sales of the Industrial Automation business were $3.4 billion in 2000, up 4 percent, negatively impacted by the stronger U.S. dollar. Solid underlying improvement in Europe and other international regions, the late-1999 acquisitions of Kato and MagneTek's alternator operations, and stabilization in U.S. capital goods markets drove the improvement.
                                                                            A-1

The Electronics and Telecommunications business achieved outstanding performance, with sales increasing 58 percent, to $3.4 billion. The increase was the result of underlying growth of nearly 30 percent, reflecting strong worldwide demand for reliable power and networking products, and two strategic acquisitions in 2000 - Jordan Telecommunication Products, Inc. and Ericsson Energy Systems. All product and service areas increased sharply, with particular strength in large UPS and precision air conditioning systems for web-hosting centers, and DC/DC embedded modules for applications such as next-generation routers and telecom switching. Entering fiscal 2001, these operations will represent the Company's largest segment.

Sales of the HVAC business were $2.5 billion in 2000, a 5 percent increase from 1999, dampened slightly by unfavorable currency exchange. Europe, Asia and Latin America all achieved very strong underlying sales growth, primarily due to improved market conditions and continued penetration of Copeland's scroll compressor technology. Sales of the Appliance and Tools business increased 1 percent to $3.6 billion. Excluding the impact of the Vermont American divestiture, the Appliance and Tools business sales rose 7 percent to $3.4 billion, driven by very strong underlying growth in the tools operations. Tools sales through the rapidly growing home centers channel increased in 2000, particularly the successful relationship with The Home Depot, which capitalizes on the RIDGID-branded line of professional quality tools. Underlying appliance-related sales were relatively flat for the year, due in part to distribution issues faced by some key customers.

Business Segment Sales -- 1999 vs. 1998

The Process Control business increased sales 7 percent to $2.9 billion in 1999. This solid sales increase was driven by the strong growth of the PlantWeb initiative, and the Westinghouse Process Control and Daniel Industries acquisitions. Underlying sales decreased, reflecting the impact of weak oil prices on U.S. and Asian demand for process-related equipment, which more than offset modest growth in Europe. Sales of the Industrial Automation business decreased to $3.7 billion. Excluding the impact of the F.G. Wilson and Krautkramer divestitures, sales of the Industrial Automation business were $3.3 billion in 1999, an increase of 1 percent. Despite widespread softness in end markets, the Industrial Automation business realized a small increase in sales due to the contribution of acquisitions. The global weakness in capital spending, largely due to weak oil pricing earlier in 1999, has had a substantial impact on this business.

The Electronics and Telecommunications business increased sales 32 percent to $2.1 billion in 1999. This outstanding performance, particularly in the United States and Europe, was achieved due to rapid growth in power protection and Environmental equipment, as well as in the service business that monitors and maintains this equipment. This business also benefited from a significant recovery in the market for power supply products, driven by recovery in Asia and robust growth in the computing and telecommunications infrastructure. The increase in the Electronics and Telecommunications business sales was also aided by the 1998 acquisitions of Nortel's Advanced Power Systems operations and Hiross environmental systems in Europe.

Sales of the HVAC business were $2.4 billion in 1999, an increase of 11 percent from 1998. Underlying sales of the HVAC business increased substantially, driven by a dramatic recovery in residential and light commercial construction in China, a warm summer in the United States, and continued market adoption of scroll technology. Sales of the Appliance and Tools business were up 1 percent to $3.5 billion in 1999. Underlying sales of the Appliance and Tools business grew slightly, with the results varying by geography and product area. In the United States, strong construction activity drove growth in several consumer-related areas, while European sales declined due to weakness in appliance products. During 1999, this business also made substantial gains in home centers, such as The Home Depot and Lowe's, which are experiencing dramatic growth. Also in 1999, the Company contributed its Louisville Ladder operations into a joint venture with Group Imsa SA of Mexico and obtained an equity interest in the venture.
                                                                            A-2
Total Costs and Expenses

Cost of sales for 2000 was $10.0 billion, an increase of 8.9 percent, due primarily to increased sales volume. In 1999, cost of sales was $9.2 billion, compared with $8.6 billion in 1998, an increase of 7.0 percent. Cost of sales as a percent of net sales was 64.4 percent in 2000 and 1999, and 63.9 percent in 1998. Gross profit margins have remained at high levels as a result of the Company's ongoing commitment to cost reduction and containment efforts and productivity improvement programs, offset by the effect of recent acquisitions.

Selling, general and administrative (SG&A) expenses were $3.0 billion, $2.8 billion and $2.7 billion in 2000, 1999 and 1998, respectively. As a percent of net sales, SG&A expenses were 19.2 percent, 19.4 percent and 19.9 percent in 2000, 1999 and 1998, respectively. The decrease in SG&A as a percent of net sales was primarily the result of volume leverage on sales growth, partially offset by new product development and other revenue growth programs. The Company continued its commitment to technology investment by increasing engineering and development expense 16 percent to a record $594 million in 2000, compared with $510 million in 1999 and $491 million in 1998.

Interest expense increased to $288 million in 2000 from $190 million in 1999, primarily reflecting an increase in average borrowings due to acquisitions and higher interest rates. In 1999, interest expense increased from $152 million in 1998, reflecting higher average borrowings resulting from acquisitions and share repurchases.

Other deductions, net, including amortization of intangibles, were $75 million in 2000, compared with $95 million and $100 million in 1999 and 1998, respectively. Fiscal 2000 included a gain of $80 million from the disposition of the Company's interest in the Krautkramer non-destructive testing business and a gain of approximately $37 million due to the disposition of the Company's interest in Vermont American. Fiscal 1999 included a gain of $64 million from the disposition of the Company's interest in F.G. Wilson. These gains were substantially offset by other non-recurring items. See note 3 for additional information.

Income Before Income Taxes

Income before income taxes increased $157 million, or 7.8 percent, to $2.2 billion in 2000, reflecting a strong sales increase, programs to generate improvement in underlying margins and the negative impact of currency translation. Earnings before interest and income taxes in the Process Control business were $274 million in 2000, a decrease from 1999, reflecting weak demand in the process markets and a stronger U.S. dollar. The Industrial Automation business earnings were $471 million in 2000, a slight increase from 1999, due to moderate sales growth and acquisitions, offset by divestitures and currency exchange. Earnings of the Electronics and Telecommunications business increased $217 million, or 91 percent, to $454 million in 2000, due to robust sales growth and acquisitions. Earnings of the HVAC business increased $21 million, or 6 percent, to $382 million in 2000, driven by very strong sales growth in international markets. The Appliance and Tools business earnings decreased to $576 million in 2000. Excluding the impact of the Vermont American divestiture, the Appliance and Tools business earnings increased to $562 million, or $17 million, reflecting increased sales volumes in the tools operations. See note 12 for additional information by business segment and geographic area.

Income before income taxes increased $97 million, or 5.1 percent, to $2.0 billion in 1999, reflecting increased sales and improvement in underlying margins, partially offset by increased interest expense. The base company (excluding acquisitions and divestitures) realized an outstanding performance in 1999, increasing underlying operating margins approximately 0.5 points. This improvement was offset by the acquisition of businesses with lower margins. Earnings before interest and income taxes in the Process Control business were $313 million in 1999, a decrease from 1998, reflecting weak demand associated with lower oil prices and higher expenditures for cost reduction efforts and productivity improvement programs. The Industrial Automation business earnings increased $6 million to $470 million in 1999, driven by cost containment measures that mitigated the impact of a challenging economic environment. Earnings of the Electronics and Telecommunications business increased $87 million, or 58 percent, to $237 million in 1999, due to strong sales growth and the acquisition of the Advanced Power Systems business. Earnings of the HVAC

                                                                            A-3
business increased $45 million, or 14 percent, to $361 million in 1999, reflecting strong sales growth in both U.S. and international markets. The Appliance and Tools business earnings increased $11 million to $584 million in 1999, reflecting varying results by geography and product area.

Income Taxes

Income taxes were $756 million, $707 million and $695 million in 2000, 1999 and 1998, respectively. The effective income tax rate was 34.7 percent in 2000, compared with 35.0 percent in 1999 and 36.1 percent in 1998, reflecting ongoing global tax planning strategies and the impact of acquisitions and divestitures.

Net Earnings and Return on Equity

Net earnings for 2000 were a record $1.4 billion, up 8.3 percent from $1.3 billion in 1999. Net earnings as a percent of sales was 9.2 percent in 2000 and 1999. Diluted earnings per common share were a record $3.30 in 2000, up 10.0 percent from $3.00 in 1999. Earnings per share excluding goodwill amortization, a metric that management believes is more indicative of cash operating performance, were $3.63 in 2000, up 11.0 percent from $3.27 in the prior year. Emerson achieved a return on average stockholders' equity of 22.6 percent in 2000 and 21.9 percent in 1999 and 1998. Net earnings for 1999 were up 6.9 percent from $1.2 billion in 1998. Diluted earnings per common share in 1999 were up 8.3 percent from $2.77 in 1998. Earnings per share excluding goodwill amortization in 1999 were up 9.4 percent from $2.99 in the prior year.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations and remains in a strong financial position with resources available for reinvestment in existing businesses, strategic acquisitions and managing the capital structure on a short- and long-term basis.

Cash Flow

Emerson generated operating cash flow of $1.8 billion in 2000, up 1.6 percent from the prior year. Operating cash flow in 1999 increased 9.6 percent compared with $1.7 billion in 1998. Success with lean manufacturing efforts to decrease inventory and a program to improve the receivable collection cycle resulted in a reduction of average operating working capital as a percentage of sales, a measure of working capital efficiency. In 2000, this measure improved to 14.7 percent compared with 15.8 percent and 16.3 percent in 1999 and 1998, respectively.

The growth in cash flow was negatively impacted by divestitures, taxes paid on the related gains, and the inclusion of fast-growing acquisitions and associated working capital not included in the prior year. Underlying cash flow improved 7 percent in 2000 and can be analyzed as follows (dollars in millions):

                                    2000         1999       Change
                                  ---------     -------     ------
Underlying cash flow              $1,884.6      1,755.8      7.3%
  Acquisitions/Divestitures          (44.8)        54.7
                                  --------      -------
Total cash flow                   $1,839.8      1,810.5      1.6%


Capital expenditures were $692 million, $592 million and $603 million in 2000, 1999 and 1998, respectively. These expenditures increase the Company's global capacity to leverage opportunities within the heating, ventilating and air conditioning and network power and connectivity markets, as well as improve manufacturing productivity in a number of businesses. Cash paid in connection with Emerson's purchase acquisitions was $1,972 million, $1,202 million and $573 million in 2000, 1999 and 1998, respectively.
                                                                            A-4


Dividends were a record $613 million ($1.43 per share, up 10 percent) in 2000, compared with $566 million ($1.30 per share) in 1999 and $521 million ($1.18 per share) in 1998. In November 2000, the Board of Directors voted to increase the quarterly cash dividend 7 percent to an annualized rate of $1.53 per share. Success with repositioning and internal initiatives to increase underlying growth has created significant new investment opportunities, and over time, the Company intends to moderate the dividend payout ratio toward a range of 40-45 percent of prior year earnings, providing greater flexibility to pursue these opportunities. The cash dividend will continue to be supplemented with the share repurchase program. The repurchase program, initiated in fiscal 1997, authorizes the repurchase of up to 40 million shares of the Company's outstanding common stock, with nearly 30 million shares repurchased through September 30, 2000. The pace of repurchase has slowed with repositioning, and this program is anticipated to extend into 2002 or 2003. Net purchases of treasury stock totaled $376 million and $324 million in 2000 and 1999, respectively.

Leverage/Capitalization

Total debt increased to $4.6 billion in 2000, from $3.3 billion in 1999 and $2.6 billion in 1998, reflecting the impact of acquisitions and the Company's share repurchase program. The total debt-to-capital ratio was 41.8 percent at year-end 2000, compared with 34.6 percent in 1999 and 30.8 percent in 1998. At September 30, 2000, net debt (total debt less cash and equivalents and short-term investments) was 40.2 percent of net capital, compared with 32.7 percent in 1999 and 29.0 percent in 1998. The Company's interest coverage ratio (income before income taxes and interest expense divided by interest expense) was 8.6 times in 2000, compared with 11.7 times in 1999 and 13.7 times in 1998, as a result of higher average borrowings and interest rates in 2000, partially offset by increased earnings. See notes 3, 4 and 5 for additional information.

At year-end 2000, the Company and its subsidiaries maintained lines of credit amounting to $3 billion to support commercial paper and had available non-U.S. bank credit facilities of $560 million to support non-U.S. operations. Lines of credit totaling $1.5 billion are effective until 2005, with the remainder through June 2001. These lines of credit and bank credit facilities assure the availability of funds at prevailing interest rates. In addition, as of September 30, 2000, the Company could issue up to $500 million of additional debt securities under its shelf registration with the Securities and Exchange Commission.

Financial Instruments

The Company is exposed to market risk related to changes in interest rates and European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten-percent increase in interest rates or ten-percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. This method has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results. See notes 1, 4, 5 and 6.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement, as amended, requires the recognition of all derivatives at fair value in the balance sheet and establishes new hedge accounting rules. The adoption of the statement in 2001 is not expected to have a material effect on the Company's operating results or financial condition.
                                                                            A-5
Consolidated Statements of Earnings

Emerson Electric Co. and Subsidiaries


Years ended September 30
(Dollars in millions except per share amounts)
                                                                    2000      1999      1998
                                                                ----------  --------  --------
Net sales                                                        $15,544.8  14,269.5  13,447.2
                                                                ----------  --------  --------
Costs and expenses:
 Cost of sales                                                    10,016.0   9,193.8   8,595.6
 Selling, general and administrative expenses                      2,987.9   2,770.2   2,676.7
 Interest expense                                                    287.6     189.7     151.7
 Other deductions, net                                                75.0      94.9      99.7
                                                                ----------  --------  --------
  Total costs and expenses                                        13,366.5  12,248.6  11,523.7
                                                                ----------  --------  --------
Income before income taxes                                         2,178.3   2,020.9   1,923.5
Income taxes                                                         755.9     707.3     694.9
                                                                ----------  --------  --------
Net earnings                                                     $ 1,422.4   1,313.6   1,228.6
                                                                ==========  ========  ========
Basic earnings per common share                                  $    3.33      3.03      2.80
                                                                ==========  ========  ========
Diluted earnings per common share                                $    3.30      3.00      2.77
                                                                ==========  ========  ========


See accompanying notes to consolidated financial statements.
                                                                            A-6

Consolidated Balance Sheets

Emerson Electric Co. and Subsidiaries


September 30
(Dollars in millions except per share amounts)


Assets
                                                                  2000      1999
                                                               ---------  --------
Current assets
 Cash and equivalents                                          $   280.8     266.1
 Receivables, less allowances of $58.5 in 2000
   and $60.5 in 1999                                             2,705.6   2,516.3
 Inventories:
   Finished products                                               861.8     871.5
   Raw materials and work in process                             1,190.9   1,049.6
                                                               ---------  --------
     Total inventories                                           2,052.7   1,921.1
 Other current assets                                              443.6     420.9
                                                               ---------  --------
   Total current assets                                          5,482.7   5,124.4
                                                               ---------  --------
Property, plant and equipment
 Land                                                              174.9     216.5
 Buildings                                                       1,261.9   1,287.1
 Machinery and equipment                                         4,558.1   4,497.2
 Construction in progress                                          416.7     377.0
                                                               ---------  --------
                                                                 6,411.6   6,377.8
 Less accumulated depreciation                                   3,168.2   3,223.4
                                                               ---------  --------
   Property, plant and equipment, net                            3,243.4   3,154.4
                                                               ---------  --------
Other assets
 Goodwill, less accumulated amortization of $852.2 in 2000
   and $714.4 in 1999                                            5,320.0   4,263.0
 Other                                                           1,118.2   1,081.7
                                                               ---------  --------
   Total other assets                                            6,438.2   5,344.7
                                                               ---------  --------
                                                               $15,164.3  13,623.5
                                                               =========  ========

See accompanying notes to consolidated financial statements.

                                                                            A-7

Liabilities and Stockholders' Equity

                                                              2000       1999
                                                           ---------   --------
Current liabilities

 Short-term borrowings and current
   maturities of long-term debt                            $ 2,352.7    1,953.7

 Accounts payable                                            1,210.6    1,068.8

 Accrued expenses                                            1,390.6    1,304.8

 Income taxes                                                  264.9      263.1
                                                           ---------   --------
   Total current liabilities                                 5,218.8    4,590.4
                                                           ---------   --------

Long-term debt                                               2,247.7    1,317.1
                                                           ---------   --------

Other liabilities                                            1,295.0    1,535.5
                                                           ---------   --------
Stockholders' equity

 Preferred stock of $2.50 par value per share.
   Authorized 5,400,000 shares; issued - none                     --         --

 Common stock of $.50 par value per share. Authorized
   1,200,000,000 shares; issued 476,677,006 shares in
   2000 and 1999                                               238.3      238.3

 Additional paid-in capital                                     53.0       23.9

 Retained earnings                                           8,612.9    7,803.7

 Accumulated other nonstockholder changes in equity           (578.6)    (271.6)
                                                           ---------   --------
                                                             8,325.6    7,794.3

 Less cost of common stock in treasury, 49,200,165
   shares in 2000 and 43,632,708 shares in 1999              1,922.8    1,613.8
                                                           ---------   --------
   Total stockholders' equity                                6,402.8    6,180.5
                                                           ---------   --------
                                                           $15,164.3   13,623.5
                                                           =========   ========

                                                                            A-8

Consolidated Statements
of Stockholders' Equity
Emerson Electric Co. and Subsidiaries

Years ended September 30
(Dollars in millions except per share amounts)

                                                                     2000         1999       1998
                                                                  ---------     --------   --------

Common stock                                                      $   238.3        238.3      238.3

Additional paid-in capital
 Beginning balance                                                     23.9         27.9        3.3
 Stock plans                                                           31.5         (3.5)     (43.4)
 Treasury stock issued for acquisitions and other                      (2.4)         (.5)      68.0
                                                                  ---------     --------   --------

 Ending balance                                                        53.0         23.9       27.9
                                                                  ---------     --------   --------
Retained earnings
 Beginning balance                                                  7,803.7      7,056.5    6,348.9
 Net earnings                                                       1,422.4      1,313.6    1,228.6
 Cash dividends (per share:  2000, $1.43;
   1999, $1.30; 1998, $1.18)                                         (613.2)      (566.4)    (521.0)
                                                                  ---------     --------   --------

 Ending balance                                                     8,612.9      7,803.7    7,056.5
                                                                  ---------     --------   --------

Accumulated other nonstockholder changes in equity

 Beginning balance                                                   (271.6)      (236.2)    (205.9)
 Translation adjustments                                             (307.0)       (35.4)     (30.3)
                                                                  ---------     --------   --------

 Ending balance                                                      (578.6)      (271.6)    (236.2)
                                                                  ---------     --------   --------
Treasury stock
 Beginning balance                                                 (1,613.8)    (1,283.2)    (963.9)
 Acquired                                                            (353.8)      (361.2)    (498.4)
 Issued under stock plans                                              36.9         27.9      108.5
 Issued for acquisitions and other                                      7.9          2.7       70.6
                                                                  ---------     --------   --------

 Ending balance                                                    (1,922.8)    (1,613.8)  (1,283.2)
                                                                  ---------     --------   --------

Total stockholders' equity                                        $ 6,402.8      6,180.5    5,803.3
                                                                  =========     ========   ========
Nonstockholder changes in equity
(Net earnings and Translation adjustments)                        $ 1,115.4      1,278.2    1,198.3
                                                                  =========     ========   ========

See accompanying notes to consolidated financial statements.
                                                                            A-9


Consolidated Statements of Cash Flows

Emerson Electric Co. and Subsidiaries



Years ended September 30
(Dollars in millions)


                                                                     2000         1999       1998
                                                                  ---------     --------   --------
Operating activities

 Net earnings                                                     $ 1,422.4      1,313.6    1,228.6
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation and amortization                                    678.5        637.5      562.5
     Changes in operating working capital                            (104.9)        35.7      (81.0)
     Gains on divestitures, pension funding and other                (156.2)      (176.3)     (58.5)
                                                                  ---------     --------   --------

      Net cash provided by operating activities                     1,839.8      1,810.5    1,651.6
                                                                  ---------     --------   --------
Investing activities

 Capital expenditures                                                (692.0)      (591.6)    (602.6)
 Purchases of businesses, net of cash and equivalents acquired     (1,971.8)    (1,202.0)    (572.9)
 Divestitures of businesses and other, net                            168.6        215.5       76.2
                                                                  ---------     --------   --------
      Net cash used in investing activities                        (2,495.2)    (1,578.1)  (1,099.3)
                                                                  ---------     --------   --------
Financing activities

 Net increase in short-term borrowings                                514.6        503.5      145.4
 Proceeds from long-term debt                                       1,197.8        470.9      452.0
 Principal payments on long-term debt                                 (18.4)      (257.0)    (132.5)
 Net purchases of treasury stock                                     (376.2)      (323.7)    (499.4)
 Dividends paid                                                      (613.2)      (566.4)    (521.0)
                                                                  ---------     --------   --------
      Net cash provided by (used in) financing activities             704.6       (172.7)    (555.5)
                                                                  ---------     --------   --------
Effect of exchange rate changes on cash and equivalents               (34.5)        (3.3)      (8.2)
                                                                  ---------     --------   --------

Increase (decrease) in cash and equivalents                            14.7         56.4      (11.4)

Beginning cash and equivalents                                        266.1        209.7      221.1
                                                                  ---------     --------   --------
Ending cash and equivalents                                       $   280.8        266.1      209.7
                                                                  =========     ========   ========
Changes in operating working capital
 Receivables                                                      $  (235.5)       (23.1)     (76.1)
 Inventories                                                         (167.0)        69.0      (27.7)
 Other current assets                                                 (12.8)       (12.2)      19.7


 Accounts payable                                                     194.6        (25.4)        .9
 Accrued expenses                                                      66.1        (31.5)      (2.8)
 Income taxes                                                          49.7         58.9        5.0

                                                                  ---------     --------   --------
                                                                  $  (104.9)        35.7      (81.0)
                                                                  =========     ========   ========

See accompanying notes to consolidated financial statements.

                                                                           A-10
Notes to Consolidated Financial Statements

Emerson Electric Co. and Subsidiaries

(Dollars in millions except per share amounts)

(1) Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its controlled affiliates. All significant intercompany transactions, profits and balances are eliminated in consolidation. Other investments of 20 to 50 percent are accounted for by the equity method. Investments of less than 20 percent are carried at cost.

Foreign Currency Translation
The functional currency of nearly all of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from the translation of financial statements are reflected as a separate component of stockholders' equity.

Cash Equivalents
Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories
Inventories are stated at the lower of cost or market. The majority of Inventory values are based upon standard costs which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Standard costs are revised at the beginning of the fiscal year, and variances incurred during the year are allocated between inventories and cost of sales.

Property, Plant and Equipment
The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives. Service lives for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment.

Goodwill
Assets and liabilities related to business combinations accounted for as purchase transactions are recorded at their respective fair values. Goodwill is amortized on a straight-line basis to other deductions over the periods estimated to be benefited, not exceeding 40 years. Long-lived assets are reviewed for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying values.

Revenue Recognition
The Company recognizes nearly all of its revenues through the sale of manufactured products as shipped.

Financial Instruments
The net amount to be paid or received under interest rate swap agreements is accrued over the life of the agreement as a separate component of interest expense. Gains and losses on purchased currency option and forward exchange contracts that qualify for deferral accounting are recognized in income with the underlying hedged transactions; otherwise, the contracts are recorded in the balance sheet, and changes in fair value are recognized immediately in other deductions, net. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. net asset exposures are included in accumulated other nonstockholder changes in equity.

Income Taxes
No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries (approximately $1,433 at September 30, 2000), primarily because retention of a significant portion of these earnings is considered essential for continuing operations. In those cases in which distributions have been made, additional income taxes, if any, have been minimal due to available foreign tax credits.

Nonstockholder Changes in Equity
Nonstockholder changes in equity are comprised of net earnings and foreign currency translation adjustments.

Financial Statement Presentation
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

                                                                           A-11

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options, incentive shares and convertible securities. Reconciliations of weighted average common shares for basic earnings per common share and diluted earnings per common share follow (shares in millions):

                                                                                  2000       1999     1998
                                                                                  -----      -----    -----
Basic.....................................................................        427.4      433.8    439.2
Dilutive shares...........................................................          4.0        4.6      4.9
                                                                                  -----      -----    -----
Diluted...................................................................        431.4      438.4    444.1
                                                                                  =====      =====    =====




(3) Acquisitions and Divestitures

Cash paid in connection with the Company's purchase acquisitions follows:

                                                                                 2000       1999      1998
                                                                              ---------    -------    -----
Fair value of assets acquired.............................................    $ 2,141.7    1,475.7    947.0
Less liabilities assumed..................................................        169.9      271.4    214.5
Less notes and common stock issued to sellers.............................           --        2.3    159.6
                                                                              ---------    -------    -----
  Cash paid (net of cash and equivalents acquired)........................    $ 1,971.8    1,202.0    572.9
                                                                              =========    =======    =====


During the second quarter of 2000, the Company acquired Jordan Telecommunication Products, Inc. (renamed Emerson Telecommunication Products) for approximately $985. Emerson Telecom is a global provider of fiber optic conduit systems, custom cables and connectors for wireline, wireless and data communications equipment, CATV components, power protection systems, and cellular site structures. In the third quarter of 2000, the Company acquired Ericsson Energy Systems (renamed Emerson Energy Systems), a global provider of power supplies, power systems, switching equipment, climate control and energy management systems, and site monitoring services to the telecommunications industry, for approximately $725. In addition, the Company acquired Knaack, a manufacturer of professional tool storage equipment, and other smaller businesses. The companies acquired in 2000 had annualized sales of approximately $1,160.

During the third quarter of 2000, the Company received $86 from the disposition of its interest in the Krautkramer non-destructive testing business resulting in a pretax gain of approximately $80. The second half of 2000 included a gain of approximately $37 due to the disposition of the Company's interest in Vermont American ("VA"). The Company also incurred costs for the rationalization of operations and other items that substantially offset these gains. Krautkramer, VA and another divestiture, BI Technologies, represent total annual 1999 sales of nearly $600.

During the first quarter of 1999, the Company purchased the Westinghouse Process Control Division ("WPC") from CBS Corporation for approximately $260. WPC is a supplier of process controls for the power generation, water and Wastewater treatment industries. In addition, in the first and second quarters of 1999, the Company paid $230 to acquire the remaining ownership interest in Astec (BSR) Plc. In the third quarter of 1999, the Company acquired Daniel Industries, Inc. through a cash tender offer of approximately $435 plus assumed debt. Daniel is a provider of measurement and control products and services for the oil and gas industry. In addition, the Company acquired MagneTek's alternator operations; Kato Engineering, an alternator business; and a number of smaller businesses in 1999. The companies acquired in 1999 had annualized sales of approximately $760.

During 1999, the Company received $226 from the disposition of its interest in F.G. Wilson, resulting in a pretax gain of $64 ($30 net of income taxes). The Company also incurred costs for the rationalization of other operations that more than offset this gain. In addition, the Company will receive a percentage of future F.G. Wilson revenue and expects a maximum of $100 by 2002, of which $48 has been received through 2000. F.G. Wilson had sales of approximately $410 in 1998.

During the first quarter of 1998, the Company purchased Computational Systems, Inc. ("CSI") for approximately $160, primarily in common stock. CSI is a supplier of condition monitoring and diagnostic products and services for motors and other rotational equipment. During the fourth quarter of 1998, Astec
(BSR) Plc, a subsidiary of Emerson, purchased the Advanced Power Systems ("APS") business from Northern Telecom Limited for approximately $325. APS manufactures power conversion products for a wide variety of telecommunications applications. In addition, the Company purchased Plaset SpA, a European manufacturer of appliance drain pumps, and acquired a majority interest in Hiross, an Italian manufacturer of precision environmental control and site monitoring products. Several smaller businesses were also purchased in 1998. The companies acquired in 1998 had annualized sales of approximately $775.

The results of operations of these businesses have been included in the Company's consolidated results of operations since the respective dates of acquisition and prior to the respective dates of divestiture.
                                                                           A-12
(4)  Short-term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

                                                               2000      1999
                                                             --------   -------
Commercial paper..........................................   $1,742.8   1,358.3
Payable to banks..........................................       74.6      83.6
Other.....................................................      535.3     511.8
                                                             --------   -------
  Total...................................................   $2,352.7   1,953.7
                                                             ========   =======
Weighted average interest rate at year end................       6.0%      5.2%
                                                             ========   =======

In 2000, the Company issued $300 of floating rate, one-year notes with an effective interest rate of 6.7 percent at September 30, 2000. Additionally, the Company issued 13 billion Japanese yen of commercial paper and simultaneously entered into a ten-year interest rate swap which fixed the rate at 2.2 percent. In 1999, the Company issued $250 of 5.125%, one-year notes that were simultaneously swapped to floating interest rates at a cost less than the Company's U.S. commercial paper, with an effective interest rate of 5.3 percent at September 30, 1999. In 1998, the Company entered into an interest rate agreement which capped the rate on $250 of commercial paper at 6.0 percent through September 1999. In November 1997, the Company entered into a five-year interest rate swap which fixed the rate on $250 of commercial paper at 6.1 percent. The Company had 151 million of British pound notes with interest rates of 6.8 and 5.3 percent at September 30, 2000 and 1999, respectively, swapped to $256 at U.S. commercial paper rates.

The Company and its subsidiaries maintained lines of credit amounting to $3,000 with various banks at September 30, 2000, to support commercial paper and to assure availability of funds at prevailing market interest rates. Lines of credit totaling $1,500 are effective until 2005 with the remainder through June 2001. There were no borrowings against U.S. lines of credit in the last three years. The Company's non-U.S. subsidiaries maintained bank credit facilities in various currencies approximating $600 ($560 unused) at September 30, 2000. In some instances, borrowings against these credit facilities have been guaranteed by the Company to assure availability of funds at favorable interest rates. In addition, as of September 30, 2000, the Company could issue up to $500 of additional debt securities under its shelf registration with the Securities and Exchange Commission.


(5) Long-term Debt

Long-term debt is summarized as follows:


                                                               2000       1999
                                                            --------    -------
7 7/8% notes due 2005.....................................  $  600.0          -
6.3% notes due 2006.......................................     250.0      250.0
5 1/2% notes due 2008.....................................     250.0      250.0
5% notes due 2008.........................................     175.0      175.0
5.85% notes due 2009......................................     250.0      250.0
7 1/8% notes due 2010.....................................     500.0          -
Other.....................................................     235.0      401.2
                                                            --------    -------
                                                             2,260.0    1,326.2
Less current maturities...................................      12.3        9.1
                                                            --------    -------
  Total...................................................  $2,247.7    1,317.1
                                                            ========    =======

In 2000, the Company issued $600 of 7 7/8%, five-year notes, of which $400 was swapped to floating U.S. commercial paper rates, with an effective interest rate of 7.0 percent at September 30, 2000. In 1999, the Company issued $250 of 5.85%, ten-year notes that were simultaneously swapped to U.S. commercial paper rates, with effective interest rates of 6.7 and 5.4 percent at September 30, 2000 and 1999, respectively. The Company has the ability to refinance commercial paper on a long-term basis through its credit lines, of which $254 with a weighted average interest rate of 5.6 percent was included in long-term debt, other at September 30, 1999.

Long-term debt maturing during each of the four years after 2001 is $31, $9, $5 and $603, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $273, $185 and $138 in 2000, 1999 and 1998, respectively.
                                                                           A-13
(6) Financial Instruments

The Company selectively uses derivative financial instruments to manage interest costs and minimize currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

As part of its currency hedging strategy, the Company utilizes purchased option and forward exchange contracts to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. The Company and its subsidiaries had approximately $430 and $405 of contracts outstanding at September 30, 2000 and 1999, respectively. These contracts for the sale or purchase of European and other currencies generally mature within one year, and deferred gains and losses are not material.

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The fair values of derivative financial instruments were not material at September 30, 2000 and 1999, and the estimated fair value of each of the Company's other classes of financial instruments approximated the related carrying value at September 30, 2000 and 1999.

(7) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. Net postretirement plan expense for the years ended September 30, 2000, 1999 and 1998, follows:


                                                            2000    1999   1998
                                                           -----    ----   ----
Service cost...........................................    $ 5.3     4.5    4.1
Interest cost..........................................     21.8    21.6   20.2
Net amortization.......................................     (3.1)   (3.1)  (3.6)
                                                           -----    ----   ----
  Net postretirement plan expense......................    $24.0    23.0   20.7
                                                           =====    ====   ====


The reconciliations of the actuarial present value of accumulated
Postretirement benefit obligations follow:

                                                           2000    1999
                                                          ------   -----
Benefit obligation, beginning..........................   $313.1   279.6
Service cost...........................................      5.3     4.5
Interest cost..........................................     21.8    21.6
Actuarial (gains) losses...............................     (8.4)    9.3
Benefits paid..........................................    (25.9)  (22.2)
Acquisitions/divestitures and other....................     (1.1)   20.3
                                                          ------   -----
Benefit obligation, ending.............................    304.8   313.1
Unrecognized net gain..................................     19.4    16.8
Unrecognized prior service benefit.....................      5.4     6.9
                                                          ------   -----


  Postretirement benefit liability recognized
    in the balance sheet...............................   $329.6   336.8
                                                          ======   =====

The assumed discount rates used in measuring the obligations as of September 30, 2000 and 1999, were 7.75 percent and 7.5 percent, respectively. The assumed health care cost trend rate for 2001 was 7.0 percent, declining to
4.5 percent in the year 2006. The assumed health care cost trend rate for 2000 was 6.5 percent, declining to 4.5 percent in the year 2004. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease the obligation as of September 30, 2000, and the 2000 postretirement plan expense by less than five percent.


                                                                           A-14

(8) Retirement Plans

Retirement plan expense includes the following components:

                                                                     U.S. Plans                        Non-U.S. Plans
                                                            ----------------------------          -----------------------
                                                              2000       1999      1998           2000     1999      1998
                                                            -------     ------    ------          -----    -----    -----
Defined benefit plans:
  Service cost (benefits earned during the period).......   $  42.2       38.6      33.2           11.7      9.1      7.9
  Interest cost..........................................     118.5      112.5     106.1           19.2     16.9     16.4
  Expected return on plan assets.........................    (178.9)    (161.4)   (152.2)         (25.3)   (19.0)   (17.0)
  Net amortization.......................................      (1.7)       1.6      (2.3)             -       .2      (.7)
                                                            -------     ------    ------          -----    -----    -----
    Net periodic pension (income) expense................     (19.9)      (8.7)    (15.2)           5.6      7.2      6.6
Defined contribution and multiemployer plans.............      60.7       59.4      54.6           11.1      8.5      9.4
                                                            -------     ------    ------          -----    -----    -----
  Total retirement plan expense..........................   $  40.8       50.7      39.4           16.7     15.7     16.0
                                                            =======     ======    ======          =====    =====    =====

The reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets follow:

                                                                                       U.S. Plans                 Non-U.S. Plans
                                                                                  --------------------           ----------------
                                                                                    2000        1999              2000       1999
                                                                                  --------     -------           -----      -----
Benefit obligation, beginning..................................................   $1,545.8     1,437.9           306.3      263.2
Service cost...................................................................       42.2        38.6            11.7        8.0
Interest cost..................................................................      118.5       112.5            19.2       15.2
Actuarial (gains) losses.......................................................      (16.1)      (42.8)           (4.0)      25.1
Benefits paid..................................................................      (81.9)      (63.5)          (12.4)     (11.1)
Acquisitions/divestitures, net.................................................      (45.7)       61.1           (12.3)      14.2
Foreign currency and other.....................................................        3.4         2.0            (7.8)      (8.3)
                                                                                  --------     -------           -----      -----



Benefit obligation, ending.....................................................   $1,566.2     1,545.8           300.7      306.3
                                                                                  ========     =======           =====      =====

Fair value of plan assets, beginning...........................................   $1,635.0     1,513.8           259.7      232.6
Actual return on plan assets...................................................      194.8        78.3            42.6       20.1
Employer contributions.........................................................       23.6        75.5             8.0        6.4
Benefits paid..................................................................      (81.9)      (63.5)          (12.4)     (11.1)
Acquisitions/divestitures, net.................................................      (46.9)       29.7            20.9       15.2
Foreign currency and other.....................................................        1.3         1.2            (4.1)      (3.5)
                                                                                  --------     -------           -----      -----
Fair value of plan assets, ending..............................................   $1,725.9     1,635.0           314.7      259.7
                                                                                  ========     =======           =====      =====

Plan assets in excess of (less than) benefit obligation........................   $  159.7        89.2            14.0      (46.6)
Unamortized transition amount..................................................      (14.7)      (22.0)           (2.2)      (1.6)
Unrecognized net loss (gain)...................................................       84.4       127.5           (29.3)     (10.8)
Unrecognized prior service costs...............................................       17.5        20.4             3.7        2.9
Adjustment for fourth quarter contributions....................................        2.8          .6              .7         .5
                                                                                  --------     -------           -----      -----
Net pension asset (liability) recognized in the balance sheet..................   $  249.7       215.7           (13.1)     (55.6)
                                                                                  ========     =======           =====      =====
Weighted average assumptions:
  Discount rate................................................................      8.00%       7.75%            6.4%       6.1%
  Expected return on plan assets...............................................     10.50%      10.50%            8.4%       8.5%
  Rate of compensation increase................................................      4.50%       4.25%            3.9%       3.3%


At September 30, 2000 and 1999, the pension assets recognized in the balance sheet were $311.2 and $271.3, and the pension liabilities recognized in the balance sheet were $74.6 and $111.2, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $294.0, $270.3 and $174.8, respectively, as of September 30, 2000, and $380.6, $353.5 and $208.6, respectively, as of September 30, 1999.

                                                                           A-15
(9) Income Taxes

Income before income taxes consists of the following:


                                                     2000      1999      1998
                                                   --------   -------   -------
United States....................................  $1,614.9   1,567.7   1,496.4
Non-U.S. ........................................     563.4     453.2     427.1
                                                   --------   -------   -------
  Income before income taxes.....................  $2,178.3   2,020.9   1,923.5
                                                   ========   =======   =======

The principal components of income tax expense follow:





                                                     2000      1999      1998
                                                   --------   -------   -------
Federal:
  Current........................................  $  496.9     417.3     453.4
  Deferred.......................................      29.9      77.5      35.9
State and local..................................      49.7      49.8      51.4
Non-U.S. ........................................     179.4     162.7     154.2
                                                   --------   -------   -------
  Income tax expense.............................  $  755.9     707.3     694.9
                                                   ========   =======   =======

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                                     2000       1999      1998
                                                    -------    ------    ------
Federal corporate statutory rate.................     35.0%     35.0%     35.0%
  State and local taxes, less federal tax
    benefit......................................      1.4       1.6       1.7
  Foreign Sales Corporation benefit and other....     (1.7)     (1.6)      (.6)
                                                    -------    ------    ------
Effective income tax rate........................     34.7%     35.0%     36.1%
                                                    =======    ======    ======

The principal components of deferred tax assets (liabilities) follow:

                                                     2000       1999
                                                    -------    ------
Property, plant and equipment and intangibles....   $(354.7)   (357.0)
Leveraged leases.................................    (169.7)   (181.0)
Pension..........................................    (105.7)    (92.9)
Accrued liabilities..............................     226.4     249.5
Postretirement and postemployment benefits.......     142.0     145.1
Employee compensation and benefits...............     112.4     109.1
Other............................................      89.3      81.6
                                                    -------    ------
  Total deferred tax assets (liabilities)........   $ (60.0)    (45.6)
                                                    =======    ======

At September 30, 2000 and 1999, respectively, net current deferred tax assets were $284.3 and $261.7, and net noncurrent deferred tax liabilities were $344.3 and $307.3. Total income taxes paid were approximately $700, $580 and $665 in 2000, 1999 and 1998, respectively.

(10) Contingent Liabilities and Commitments

At September 30, 2000, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial position, nor were there any material commitments outside the normal course of business.

                                                                           A-16
(11) Common Stock

The Company has various stock option plans that permit certain officers and employees to purchase common stock at specified prices. Options are granted at 100 percent of the market value of the Company's common stock on the date of grant, generally vest one-third each year and expire ten years from the date of grant. At September 30, 2000, approximately 2.7 million options were available for grant under these plans. Changes in the number of shares subject to option during 2000, 1999 and 1998, follow (shares in thousands):

                                                  2000                1999                1998
                                            ----------------    ----------------    ----------------
                                            Average             Average             Average
                                             Price    Shares     Price    Shares     Price    Shares
                                            -------   ------    -------   ------    -------   ------
Beginning of year........................    $45.48    8,504     $39.02    6,608     $34.77    6,698
  Options granted........................     46.42    3,095      54.95    3,026      57.71      974
  Assumed options of acquired company....        --       --      34.02       71      26.08      330
  Options exercised......................     30.54   (1,093)     29.29   (1,025)     25.91   (1,198)
  Options canceled.......................     51.96     (359)     55.25     (176)     45.23     (196)
                                                      ------              ------              ------
End of year..............................     47.15   10,147      45.48    8,504      39.02    6,608
                                                      ======              ======              ======
Exercisable at year end..................              4,563               3,952               3,479
                                                      ======              ======              ======



Summarized information regarding stock options outstanding and exercisable at September 30, 2000, follows (shares in thousands):

                                      Outstanding                 Exercisable
                          -----------------------------------   ----------------
    Range of                           Average        Average            Average
Exercise Prices           Shares   Contractual Life    Price    Shares    Price
---------------           ------   ----------------   -------   ------   -------
   up to $36...........    1,244         3.7 years     $29.35    1,195    $29.10
   $37 to 49...........    4,644         7.7            43.63    2,288     44.71
   $50 to 67...........    4,259         8.2            56.19    1,080     58.31
                          ------                                 -----
     Total.............   10,147         7.4            47.15    4,563     43.84



The Company's Incentive Shares Plans authorize the distribution of common stock to key management personnel. At September 30, 2000, 1,158,941 shares are outstanding with restriction periods of three to ten years, including 80,000 shares issued in 2000. In addition, 2,248,074 rights to receive common shares have been awarded, including 83,090 shares awarded in 2000, which are contingent upon accomplishing certain objectives by 2001. At September 30, 2000, approximately 6 million shares remained available for award under these plans.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock plans. The compensation expense charged against income for the Company's incentive shares plans was immaterial. Had compensation expense for the Company's stock plans been determined in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," net earnings and diluted earnings per common share, respectively, would have been $1,401 and $3.25 per share in 2000, $1,293 and $2.95 per share in 1999, and $1,215 and $2.74 per share in 1998. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: risk-free interest rate of 6.5 percent, 4.7 percent and 5.7 percent, dividend yield of 2.3 percent, 2.1 percent and 2.0 percent, expected volatility of 22 percent, 17 percent and 16 percent for 2000, 1999 and 1998, respectively, and expected life of five years for all years. The weighted average fair value of options granted was $11.75, $10.38 and $12.01 for 2000, 1999 and 1998, respectively.

At September 30, 2000, 21,315,487 shares of common stock were reserved, including 21,015,696 shares for issuance under the Company's stock plans and 299,791 shares for conversion of the outstanding 8% convertible subordinated debentures at a price of $13.49 per share. During 2000, 6,846,316 treasury shares were acquired, and 1,278,859 treasury shares were issued.

Approximately 1.2 million preferred shares are reserved for issuance under a Preferred Stock Purchase Rights Plan. Under certain conditions involving acquisition of or an offer for 20 percent or more of the Company's common stock, all holders of Rights, except an acquiring entity, would be entitled (i) to purchase, at an exercise price of $260, common stock of the Company or an acquiring entity with a value twice the exercise price, or (ii) at the option of the Board, to exchange each Right for one share of common stock. The Rights remain in existence until November 1, 2008, unless earlier redeemed (at one-half cent per Right), exercised or exchanged under the terms of the plan.

                                                                           A-17
(12) Business Segment Information

The Company is engaged principally in the worldwide design, manufacture and sale of a broad range of electrical, electromechanical and electronic products and systems. The divisions of the Company are primarily organized based on the nature of the products and services provided. The Process Control segment includes measurement and analytical instrumentation, valves, control systems, and factory automation software. The Industrial Automation segment includes integral horsepower industrial motors, variable-speed and index drives, mechanical power transmission equipment, predictive maintenance systems, ultrasonic welding and cleaning, solids separation, fluid control, destructive testing, and heating and lighting equipment. The Electronics and Telecommunications segment consists of uninterruptible power supplies, power conditioning equipment, environmental control systems, site monitoring systems, connectivity systems, and electrical switching equipment. The Heating, Ventilating and Air Conditioning (HVAC) segment consists of compressors, hermetic terminals, thermostats, and valves. The Appliance and Tools segment includes fractional horsepower motors, controls, and heating elements, as well as hand, plumbing and bench power tools, and disposers. Summarized information about the Company's operations by business segment and by geographic area follows:

          Business Segments
          (See note 3)                                Sales                        Earnings                    Total Assets
                                          --------------------------      ---------------------------     ---------------------
                                            2000      1999     1998        2000      1999      1998        2000    1999    1998
                                          -------    ------   ------      -----      -----     -----      ------  ------  ------
Process Control........................   $ 3,023     2,878    2,684        274        313       343       3,391   3,489   2,643
Industrial Automation..................     3,466     3,706    3,825        471        470       464       2,987   3,269   3,575
Electronics and Telecommunications.....     3,365     2,136    1,617        454        237       150       3,699   1,510   1,328
HVAC...................................     2,500     2,385    2,149        382        361       316       1,840   1,819   1,698
Appliance and Tools....................     3,565     3,533    3,505        576        584       573       2,299   2,641   2,612
                                          -------    ------   ------      -----      -----     -----      ------  ------  ------
                                           15,919    14,638   13,780      2,157      1,965     1,846      14,216  12,728  11,856
Differences in accounting methods......                                     190        161       156
Interest income, corporate and other...                                     119         85        74         948     896     804
Sales eliminations/Interest expense....      (374)     (368)    (333)      (288)      (190)     (152)
                                          -------    ------   ------      -----      -----     -----      ------  ------  ------
  Total................................   $15,545    14,270   13,447      2,178      2,021     1,924      15,164  13,624  12,660
                                          =======    ======   ======      =====      =====     =====      ======  ======  ======


                                                                               Depreciation and
                                             Intersegment Sales              Amortization Expense          Capital Expenditures
                                          -------------------------       --------------------------      ----------------------
                                            2000      1999     1998        2000      1999      1998        2000    1999    1998
                                          -------    ------   ------      -----      -----     -----      ------  ------  ------
Process Control........................   $     5         4        2        173        166       147          97      78      83
Industrial Automation..................        14        11       13        145        152       143          96     116     153
Electronics and Telecommunications.....        12        11       16         98         59        35         117      54      42
HVAC...................................        31        30       27        104         97        86         184     177     147
Appliance and Tools....................       312       312      275        149        155       144         189     159     163
Corporate and other....................                                       9          9         8           9       8      15
                                          -------    ------   ------      -----      -----     -----      ------  ------  ------
  Total................................   $   374       368      333        678        638       563         692     592     603
                                          =======    ======   ======      =====      =====     =====      ======  ======  ======

The primary income measure used for assessing performance and making operating decisions is earnings before interest and income taxes. Intersegment sales approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements primarily include management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Corporate assets primarily include cash and equivalents, investments, pensions, deferred charges, and certain fixed assets. Divested businesses (F.G. Wilson, Krautkramer, VA and other smaller businesses) are included in the applicable segments.






                                                                                                         Property, Plant
Geographic                                                            Sales by Destination                and Equipment
                                                                -------------------------------      ---------------------------
                                                                  2000        1999        1998       2000       1999       1998
                                                                -------      ------      ------      -----      -----      -----
United States.............................................      $ 9,651       8,557       8,102      2,394      2,312      2,120
Europe....................................................        3,026       3,064       2,869        467        527        627
Asia......................................................        1,256       1,211       1,096        229        205        169
Latin America.............................................          545         458         484        117         88         77
Other regions.............................................        1,067         980         896         36         22         19
                                                                -------      ------      ------      -----      -----      -----
  Total...................................................      $15,545      14,270      13,447      3,243      3,154      3,012
                                                                =======      ======      ======      =====      =====      =====

                                                                           A-18
(13) Other Financial Data

Items reported in earnings during the years ended September 30, 2000, 1999 and 1998, include the following:

                                                    2000       1999      1998
                                                  --------    -------    -----
Depreciation and other amortization.............. $  523.5      508.1    459.4
Goodwill amortization............................    155.0      129.4    103.1
Research, new product development and product
 improvement costs...............................    593.9      510.3    491.3
Rent expense.....................................    201.2      177.4    170.4
Interest revenue.................................     16.3       16.1     25.1


Other assets, other are summarized as follows:

                                                    2000        1999
                                                  --------    -------
  Equity and other investments................... $  227.0      235.1
  Retirement plans...............................    311.2      271.3
  Leveraged leases...............................    179.4      185.5
  Other..........................................    400.6      389.8
                                                  --------    -------
    Total........................................ $1,118.2    1,081.7
                                                  ========    =======

Other liabilities are summarized as follows:

                                                    2000        1999
                                                  --------    -------
  Minority interest.............................. $  104.4      297.2
  Postretirement plans, excluding current portion    311.3      313.1


  Deferred income taxes..........................    360.6      333.9
  Other..........................................    518.7      591.3
                                                  --------    -------
    Total........................................ $1,295.0    1,535.5
                                                  ========    =======

Accrued expenses include employee compensation of $344.3 and $316.8 at September 30, 2000 and 1999, respectively. The Company leases computers, transportation equipment and various other property under operating lease agreements. The minimum annual rentals under noncancelable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $99 in 2001 and decline substantially thereafter.


(14) Quarterly Financial Information (Unaudited)


Financial Results       Net Sales          Gross Profit        Net Earnings
                  --------------------   -----------------   -----------------
                    2000        1999      2000      1999      2000      1999
                  ---------   --------   -------   -------   -------   -------
First Quarter.... $ 3,543.3    3,426.7   1,254.5   1,215.1     324.9     302.4
Second Quarter...   3,894.7    3,588.7   1,380.4   1,278.9     352.8     325.9
Third Quarter....   4,041.8    3,634.0   1,436.7   1,294.0     373.7     345.1
Fourth Quarter...   4,065.0    3,620.1   1,457.2   1,287.7     371.0     340.2
                  ---------   --------   -------   -------   -------   -------
 Fiscal Year..... $15,544.8   14,269.5   5,528.8   5,075.7   1,422.4   1,313.6
                  =========   ========   =======   =======   =======   =======



                     Basic          Diluted        Dividends
                  Earnings per    Earnings per        per
                  Common Share    Common Share    Common Share
                 -------------    ------------    -------------
                  2000    1999    2000    1999     2000    1999
                 -----    ----    ----    ----    -----    ----
First Quarter... $ .75     .69     .75     .69    .3575    .325
Second Quarter..   .83     .75     .82     .74    .3575    .325
Third Quarter...   .88     .80     .87     .79    .3575    .325
Fourth Quarter..   .87     .79     .86     .78    .3575    .325
                 -----    ----    ----    ----    -----    ----
  Fiscal Year... $3.33    3.03    3.30    3.00     1.43    1.30
                 =====    ====    ====    ====    =====    ====

See Note 3 for information regarding non-recurring items and the Company's acquisition and divestiture activities.



Stock Prices                  2000                    1999
(per common share)    --------------------    -------------------
                        High         Low        High        Low
                      ---------    -------    --------    -------
First Quarter........ $64 3/8      53 1/16    66 15/16    58 5/16
Second Quarter.......  62 11/16    40 1/2     65          51 7/8
Third Quarter........  65 1/4      51 1/8     71 7/16     51 7/16
Fourth Quarter.......  70 3/8      58 1/8     65  7/8     59 1/8
  Fiscal Year........ $70 3/8      40 1/2     71 7/16     51 7/16


Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and Chicago Stock Exchange.

                                                                           A-19
Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2000, have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of Directors who are not employees of the Company, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets with management and the internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors who have free access to the Audit Committee and the Board of Directors to discuss internal accounting control, auditing and financial reporting matters, as well as management advisory services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.

Independent Auditors' Report

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
-------------------
St. Louis, Missouri
November 6, 2000

                                                                           A-20
Safe Harbor Statement

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties and Emerson undertakes no obligation to update any such statement to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (i) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (ii) competitive factors and competitor responses to Emerson initiatives; (iii) successful development and market introductions of anticipated new products; (iv) stability of government laws and regulations including taxes; (v) stable governments and business conditions in emerging economies; (vi) successful penetration of emerging economies; and (vii) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.






                                                                           A-21